Exhibit G.1
                                                  Form of Proposed Notice


     Northeast Utilities ("NU"), 174 Brush Hill Avenue, West Springfield, Massachusetts 01090-0010, a registered electric utility holding company and its subsidiaries Northeast Utilities Service Company, North Atlantic Energy Corporation, North Atlantic Energy Service Corporation, Northeast Nuclear Energy Company, The Connecticut Light and Power Company, Public Service Company of New Hampshire, and Western Massachusetts Electric Company (collectively, "Applicants") have filed an application/declaration under Sections 6(a), 7, 9(a), 10, 11(b), 12 and 13(b) of the Public Utility Holding Company Act of 1935 and Rules 23, 40, 45, 52, 53, 81, 87(b)(1), 90 and 91
thereunder for authority to engage in certain diversification activities, both inside or outside of the service territories of NU s operating utility subsidiaries, either directly or through investment in existing or future subsidiary companies or joint ventures/alliances with other companies (collectively, "NEWCOs").

     Diversification activities proposed in the application/declaration include research, development, commercialization, financing, marketing, sale, leasing, licensing, operation, and maintenance, as appropriate, of various products including electrotechnologies, electric utility or telecommunications equipment, "qualifying facilities" within the meaning of the Public Utility Regulatory Policies Act of 1978 as amended, electric appliances and lighting systems, electric vehicles, thermal energy products, alternative fuels, renewable energy resources, financial products and intellectual property; sale or lease to, or operation for the benefit of, third parties of surplus physical assets; and performance of engineering, construction, fuel storage, telecommunications, procurement, transportation, environmental, financial, management and personnel development and training, and similar, services.

     The Applicants seek authority through December 31, 2000 to form NEWCOs and to invest up to $300 million in diversification activities, through a combination of equity, debt, and guarantee obligations. Any loans from NU to the Applicants or NEWCOs will mature no later than 2015 and will bear an interest rate not exceeding the prevailing rates for loans of similar term and risk. Any resources, services or goods provided by an Applicant or NEWCO to an associate company in connection with diversification activities will be provided pursuant to a written service agreement at cost or, subject to approval by state regulatory authorities where applicable, negotiated prices limited to a range between cost and fair market value, in compliance with Rules 90 and 91 under the Act. Each NEWCO will maintain separate financial records and detailed supporting records, including profit/loss statements. NUSCO, pursuant to its service agreement with each NEWCO, will provide recordkeeping, accounting and audit services in compliance with generally accepted accounting principles.The Applicants will report to the Commission quarterly concerning each investment made with respect to diversification activities in the previous quarter.